SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

EuroWeb International Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

298801408

(CUSIP Number)

Gert Jan Wunderink

Koninklijke KPN N.V.

Maanplein 55

2516 CK, The Hague

The Netherlands

+31 70 343 4558

COPY TO:

Eric S. Shube, Esq.

Allen & Overy

1221 Avenue of the Americas

New York, New York 10020

+1-212-610-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP NO. 298801408

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Koninklijke KPN N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,326,043 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,326,043

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 298801408

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KPN Telecom B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,326,043 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,326,043

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

This Statement relates to the Schedule 13D, dated February 24, 2000, with respect to the common stock, par value $.001 per share, of EuroWeb International Corp., a Delaware corporation (EuroWeb), as amended by amendments to the Schedule 13D dated February 20, 2002, March 4, 2002, March 12, 2002, March 20, 2002, March 28, 2002, April 4, 2002, April 5, 2002, April 23, 2002, August 5, 2003, September 23, 2003, October 3, 2003 and April 19, 2004 filed on behalf of Koninklijke KPN N.V. (KPN), a company incorporated under the laws of the Netherlands, and KPN Telecom B.V. (KPN Telecom), a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of KPN.

Item 2 is hereby amended as follows:

ITEM 2. IDENTITY AND BACKGROUND

The name, citizenship, business address and present principal occupation of each executive officer and director of KPN and KPN Telecom is listed on Schedule A attached hereto. Neither KPN, nor KPN Telecom, nor, to the knowledge of KPN and KPN Telecom, any person named on Schedule A attached hereto is required to disclose any legal proceedings pursuant to Item 2(d). Neither KPN, nor KPN Telecom, nor, to the knowledge of KPN and KPN Telecom, any person named on Schedule A attached hereto is required to disclose any legal proceedings pursuant to Item 2(e).

Item 4 is hereby amended by adding the following:

ITEM 4. PURPOSE OF TRANSACTION

In accordance with our previously stated intention to sell shares of EuroWeb common stock, KPN Telecom plans to sell to CORCYRA d.o.o., a Croatian company (CORCYRA), KPN Telecom’s entire stake in EuroWeb in two transactions.

Pursuant to a Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom and CORCYRA (the Purchase Agreement), KPN Telecom has agreed, upon satisfaction or waiver of all of the conditions to closing set forth in the Purchase Agreement, to sell to CORCYRA 289,855 shares (the Initial Shares) of common stock of EuroWeb for U.S.$1,000,000 (the Initial Closing). The Initial Closing is scheduled to take place on February 1, 2005. Pursuant to the Purchase Agreement, CORCYRA has also agreed to purchase KPN Telecom’s remaining 2,036,188 shares of common stock of EuroWeb (the Final Shares) on April 30, 2006 (the Final Closing); provided, however, that upon 14 days’ prior written notice to KPN Telecom, CORCYRA may accelerate the Final Closing to an earlier month-end date as specified in such notice; provided, further, that the Final Closing is subject to the satisfaction or waiver of all of the conditions to closing set forth in the Purchase Agreement.

Pursuant to the Purchase Agreement, CORCYRA is required to pay a premium payment of U.S.$105,609 on each of May 1, 2005, August 1, 2005, November 1, 2005 and February 1, 2006 (together, the Premium Payments). At the Final Closing, CORCYRA has agreed to purchase the Final Shares for an amount (the Final Closing Purchase Price) equal to the sum of (i) the amount listed on Exhibit C of the Purchase Agreement that corresponds to the date of the Final Closing plus (ii) the Additional Payment (as defined below) plus (iii) any Premium Payments due and payable by CORCYRA to KPN Telecom prior to the Final Closing but remaining unpaid. Additional Payment means, if positive, the product of (a) 2,036,188, (b) 0.5 and (c) the difference between (i) the average closing price per share of Common Stock of EuroWeb on The Nasdaq SmallCap Market for the sixty (60) trading days ending on the second business day prior to the applicable final closing date minus (ii) $3.45.

Pursuant to an Escrow Agreement dated as of January 28, 2005, by and between KPN Telecom, CORCYRA and JPMorgan Chase Bank N.A. (the Escrow Agreement), KPN Telecom has agreed that upon the Initial Closing, the Final Shares will be held in escrow until the Final Closing Purchase Price has been paid in full upon satisfaction of the closing conditions contained in the Purchase Agreement or until the Purchase Agreement is otherwise terminated in accordance with its terms.

In connection with the Initial Closing, KPN Telecom agreed to use its best efforts to cause the resignation of KPN Telecom’s sole two representatives on the Board of Directors of EuroWeb, and to propose to EuroWeb that two representatives of CORCYRA be designated to fill the vacancies created thereby. Accordingly, Hans Lipman and Daniel Kwantes resigned from the Board of Directors effective and conditional upon Initial Closing, and at a meeting dated January 31, 2005, the Board of Directors of EuroWeb appointed Ilan Kenig and Yossi Attia to fill the vacancies created by the resignations of Messrs. Lipman and Kwantes effective and conditional upon Initial Closing. Pursuant to the Purchase Agreement, CORCYRA agreed to deliver at the Initial Closing resignation letters of Ilan Kenig and Yossi Attia, which shall only be effective in the event that (a) CORCYRA does not timely satisfy the closing conditions contained in the Purchase Agreement or (b) the Purchase Agreement is otherwise terminated in accordance with its terms.

References to, and descriptions of, the Purchase Agreement and the Escrow Agreement as set forth herein are qualified in their entirety by reference to the copy of the Purchase Agreement and the Escrow Agreement, respectively, included as Exhibits 1 and 2, respectively, to this statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5 is hereby amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b) KPN and KPN Telecom are beneficial owners of 2,326,043 shares of EuroWeb common stock or 43.5% of the outstanding shares of EuroWeb common stock. These shares are owned directly by KPN Telecom, which is a wholly owned subsidiary of KPN. KPN is indirect beneficial owner of these shares. KPN and KPN Telecom have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of these shares. The beneficial ownership percentage reported above is based upon 5,342,533 shares of common stock of EuroWeb issued and outstanding as of January 27, 2005, as set forth in the Purchase Agreement.

(c) As described in Item 4 of this Statement, KPN Telecom entered into the Purchase Agreement and Escrow Agreement within the last 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 6 is hereby amended by adding the following:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the Purchase Agreement, following Initial Closing KPN Telecom will retain all voting and other rights associated with the Final Shares and will continue to be the beneficial owner of the Final Shares until the Final Closing Purchase Price is paid in full; provided, however, that so long as CORCYRA is not in default in its obligations under the Purchase Agreement, and the Purchase

Agreement remains in effect, KPN Telecom has agreed to vote the Final Shares in accordance with instructions from CORCYRA, so long as such instructions are received sufficiently in advance of the applicable vote and such voting would not violate applicable law or require an amendment to any filings by KPN Telecom or CORCYRA with the Securities and Exchange Commission. Notwithstanding the foregoing, KPN Telecom is not obligated to vote the Final Shares in accordance with CORCYRA’s instructions in connection with any matter (i) proposed by or on behalf of CORCYRA or any of its affiliates that CORCYRA did not previously disclose to KPN Telecom prior to the date of this Statement, or (ii) as to which CORCYRA or any of its affiliates would have an interest that is different from the interests of the other stockholders of EuroWeb, such as an interest that would be of a nature that would have to be disclosed pursuant to Item 1005(d) of Regulation M-A or Item 404 of Regulation S-K, if either of such provisions were applicable.

Under the Purchase Agreement, KPN Telecom has agreed to request that EuroWeb grant CORCYRA registration rights over the Initial Shares at the Initial Closing and transfer to CORCYRA at the Final Closing its registration rights that it acquired pursuant to the Amended and Restated Share Subscription Agreement dated December 13, 1999 (the Subscription Agreement) between EuroWeb, KPN Telecom and certain directors of EuroWeb, provided that, in accordance with the terms of the Subscription Agreement, CORCYRA has undertaken to each of the parties to the Subscription Agreement in a form satisfactory to them, to be bound by all the obligations of KPN Telecom under the Subscription Agreement.

Moshe Har Adir, the sole owner, director and shareholder of CORCYRA, has delivered a letter to KPN Telecom, a copy of which is attached hereto as Exhibit 4, pursuant to which Moshe has committed personally to fund CORCYRA’s payment obligations under the Purchase Agreement.

Item 7 is hereby amended by adding the following:

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description
1	Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom B.V. and CORCYRA d.o.o.

2	Escrow Agreement dated as of January 28, 2005 by and between KPN Telecom B.V., CORCYRA d.o.o. and JPMorgan Chase Bank N.A.(incorporated by reference to Exhibit A to the Stock Purchase Agreement, attached to this Schedule 13D as Exhibit 1)

3	Amended and Restated Share Subscription Agreement dated December 13, 1999, among EuroWeb International Corp., KPN Telecom B.V. and certain directors of EuroWeb International Corp. (incorporated by reference to Exhibit 1 of the Schedule 13D of KPN Telecom B.V. filed with the Securities and Exchange Commission on February 24, 2000)

4	Letter dated January 28, 2005 from Moshe Har Adir to KPN Telecom B.V. (incorporated by reference to Exhibit B to the Stock Purchase Agreement, attached to this Schedule 13D as Exhibit 1)

5	Power of Attorney dated January 27, 2005

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 31, 2005 that the information set forth in this statement is true, complete and correct.

KONINKLIJKE KPN N.V.

By:	/s/ GERT JAN WUNDERINK
Name:	Mr. Gert-Jan Wunderink
Title:	Senior Vice President
Divestments, Mergers & Acquisitions

KPN TELECOM B.V.

By:	KONINKLIJKE KPN N.V.,
its sole Director

	By:	/s/ Gert JAN WUNDERINK
	Name:	Mr. Gert-Jan Wunderink
	Title:	Senior Vice President
Divestments, Mergers & Acquisitions

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of Koninklijke KPN N.V. and KPN Telecom B.V. are set forth below. Each person identified below is a Dutch citizen, with the exception of Mr. Eustace, who is a citizen of the United Kingdom, Mr. Bischoff, who is a citizen of Germany, and Mr. Jager, who is both a Dutch and a U.S. citizen.

Koninklijke KPN N.V.

Name	Office	Present Principal Occupation	Principal Business Address
A.H.J. Risseeuw	Chairman of Supervisory Board	Retired from Getronics in May 1999	Dijsselhofplantsoen 10, 1077 BL Amsterdam, the Netherlands

D.G. Eustace	Vice Chairman of Supervisory Board	Chairman of the Board of Smith & Nephew Plc.	Smith & Nephew Plc. 15 Adam Street London WC2 N6LA, United Kingdom

M. Bischoff	Member of Supervisory Board	Chairman of the Board of EADS N.V.	EADS N.V. D-81663 Munich Germany

V. Halberstadt	Member of Supervisory Board	Professor of Public Finance at University of Leiden (September 1974-present)	Rapenburg 70 2311 EZ Leiden, the Netherlands

D.I. Jager	Member of Supervisory Board	Retired from Procter & Gamble Company	The Procter & Gamble Company 1 Procter & Gamble Plaza Cincinnati, Ohio 45202

M.E. van Lier Lels	Member of Supervisory Board		Jufferkade 97 3011 VW Rotterdam The Netherlands

J.B.M. Streppel	Member of Supervisory Board	Chief Financial Officer of Aegon N.V.	Aegon N.V. P.O. Box 202 2501 CE The Hague The Netherlands

A.J. Scheepbouwer	Chief Executive Officer and Chairman of Management Board	Chief Executive Officer of KPN (November 2001–present)	Maanplein 55 2516 CK, The Hague the Netherlands

G.J.M. Demuynck	Member of Management Board	Member of Management Board (January 2003 – present)	Regulusweg 11 2516 AC, The Hague, The Netherlands

Name	Office	Present Principal Occupation	Principal Business Address
M.H.M. Smits	Chief Financial Officer and Member of Management Board	Chief Financial Officer of KPN (September 2004-present)	Maanplein 55 2516 CK, The Hague the Netherlands

KPN Telecom B.V.

Name	Office	Present Principal Occupation	Principal Business Address
Koninklijke KPN N.V.*	Director	N.A.	N.A.

*	The sole director of KPN Telecom B.V. is Koninklijke KPN N.V. The directors of Koninklijke KPN N.V. are set forth above.

EXHIBIT INDEX

Exhibit Number	Description
1	Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom B.V. and CORCYRA d.o.o.

2	Escrow Agreement dated as of January 28, 2005 by and between KPN Telecom B.V., CORCYRA d.o.o. and JPMorgan Chase Bank N.A. .(incorporated by reference to Exhibit A to the Stock Purchase Agreement, attached to this Schedule 13D as Exhibit 1)

3	Amended and Restated Share Subscription Agreement dated December 13, 1999, among EuroWeb International Corp., KPN Telecom B.V. and certain directors of EuroWeb International Corp. (incorporated by reference to Exhibit 1 of the Schedule 13D of KPN Telecom B.V. filed with the Securities and Exchange Commission on February 24, 2000)

4	Letter dated January 28, 2005 from Moshe Har Adir to KPN Telecom B.V. (incorporated by reference to Exhibit B to the Stock Purchase Agreement, attached to this Schedule 13D as Exhibit 1)

5	Power of Attorney dated January 27, 2005